VIZSLA SILVER CORP.

(the "Company")

CERTIFICATE OF OFFICER

RE:	Special Meeting of Shareholders of the Company
to be held on June 17, 2024 (the "Meeting")

The undersigned, Michael Konnert, President and Chief Executive Officer of the Company, hereby certifies for and on behalf of the Company and not in any personal capacity, and without assuming any personal liability whatsoever, after making due inquiry, that the Company:

(a) has made arrangements regarding the delivery of proxy-related materials in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of National Instrument 54-101 (the "NI 54-101");

(b) has arranged to have carried out all of the requirements of the NI 54-101 in addition to those described in paragraph (a) above; and

(c) is relying upon Section 2.20 of NI 54-101 in making the Abridgement with respect to subsections 2.2(1) and 2.5(1) of NI 54-101.

DATED the 21st day of May, 2024.

VIZSLA SILVER CORP.

By: "Michael Konnert"

Name: Michael Konnert

Title: President and Chief Executive Officer